Exhibit 4.10

AGREEMENT

GOLDEN PALACE LIMITED

and

MAHJONG SYSTEMS LIMITED

MEMORANDUM OF SOFTWARE LICENSING AGREEMENT

entered into between:

GOLDEN PALACE LIMITED

A company duly incorporated under the laws of Antigua

and

MAHJONG SYSTEMS LIMITED

A company domiciled in the Turks and Caicos Islands that offers a centralised Mahjong Gaming System and manages the settling of winnings and losses between participants.

RECITALS

WHEREAS "Golden Palace Limited" and/or its subsidiaries (collectively "Golden Palace") operate a gaming web site as part of their business;

AND WHEREAS "Mahjong Systems Limited" ("MSL") is a company established to operate a centralised gaming engine and settlement system for the benefit of the customers of its partners;

AND WHEREAS "Golden Palace" wishes to integrate a multi player mahjong game into its existing gaming web site;

NOW THEREFORE the Parties agree to the following:

1. DEFINITIONS

Unless the contrary is clearly indicated, the following words and/or phrases, shall have the following meaning:

1.1	“this / the Agreement”	shall mean this written document together with all written appendices, annexures, exhibits or amendments attached to it from time to time by written agreement between the parties;

1.2	“Commencement Date”	shall mean the date on which the duly authorized representatives of the Parties affixes their signatures to the Agreement;

1.3	“Confidential Information”
shall mean the personal information of the Introduced Players, including personal information and play history, as well as any other “Golden Palace” documentation and information which is designated as confidential or proprietary, either verbally, by letter, stamp or legend, or which would be apparent to a reasonable person, familiar with the disclosing party’s business or the industry in which it operates, that such information is of a confidential or proprietary nature; and “MSL Confidential Information” shall mean any documentation and information of MSL which is designated as confidential or proprietary, either verbally, by letter, stamp or legend, or which would be apparent to a reasonable person, familiar with the disclosing party’s business or the industry in which it operates, that such information is of a confidential or proprietary nature;

1.4	“Currency”	shall mean (not limited to) United States Dollars or EUROs;

1.5	"Gross Rake"	shall mean “Golden Palace”’s proportionate share, in the Currency, of the amount collected by “MSL” with respect to the Mahjong Games as a fee for its services, in accordance with the rake schedule;

1.6	"MSL"
shall mean a company with registered address Mahjong Systems Limited, Britannic House, Providenciales, Turks and Caicos Islands, B.W.I., herein represented by its duly authorized representative, Mr. Adriaan Brink

1.7	"Introduced Players"	shall mean players of the Mahjong Games, introduced by "Golden Palace" as recorded by the system;

1.8	"Mahjong Games"	shall mean the multi player Mahjong game and any other games that "MSL" may make available from time to time;

1.9	“Parties”	shall mean "Golden Palace" and "MSL";

1.10	“Partners”	that provide players and integrate with "MSL" in a manner similar to that contemplated in this agreement;

1.11	“Float”	shall mean the funds held as Deposit by "MSL" and adjusted in the monthly settlement;

1.12	“Float Amount”	The amount of Float that is agreed between "MSL" and "Golden Palace", as adjusted from time to time, and held by "MSL" to cover possible losses by Players;

1.13	“Net Rake”	shall mean the Gross Rake minus any promotions, comps or bonuses mutually agreed to by the parties hereto granted by “Golden Palace” to Introduced Players;

1.14	“Rake Schedule”	shall mean the rake schedule attached hereto as Schedule 3 which sets out the gross rake collected by “MSL” as a fee for its services with respect to the Mahjong Games, which shall only be revised by “MSL” upon no less than thirty (30) days’ prior to written notice to “Golden Palace”;

1.14	“Royalty”
shall mean the amount payable by “Golden Palace” to “MSL” on a monthly basis, as a fee for the license(s) granted by “MSL” to “Golden Palace” pursuant to this Agreement, as set out and calculated in accordance with Schedule 1 attached hereto;

1.15	“Software”
shall mean the object code versions of the computer software for the Mahjong Games and the user interface related thereto, along with any additions, modifications, alterations, enhancements and upgrades thereto;

1.16	“System”	shall mean the Software and the Internet gaming server software required to run the Software;

1.17	For the purposes of this Agreement, an “Affiliate” of a party hereto shall mean the parent corporation of the party, a wholly-owned subsidiary of the party or a wholly-owned subsidiary of the party’s parent corporation;

1.18	Any reference to the singular includes the plural and vice versa;

1.189	Any reference to natural persons includes legal persons and vice versa;

1.20	Any reference to a gender includes other genders;

1.21	The clause headings in this agreement have been inserted for convenience only and shall not be taken into account in its interpretation.

2.	DURATION

2.1	The Agreement shall commence on the Commencement Date.

2.2
Except as otherwise provided herein and, in particular, subject to the right of termination contained in Schedule 2 attached hereto, the Agreement will continue in force for a period of three (3) years calculated from the Commencement Date (Initial Term) and thereafter be renewed for further periods of three (3) years subject to either of the Parties’ right to terminate the Agreement, after the expiry of the initial three-(3)-year term, by giving one (1) month's written notice.

2.3
Notwithstanding the foregoing, “Golden Palace” shall be entitled to terminate this Agreement during the Initial Term upon one (1) month’s written notice to “MSL” in the event that “MSL” delivers notice to “Golden Palace” of “MSL”’s intention to revise the Rake Schedule and “Golden Palace” does not agree with the revisions and delivers its notice of termination within one (1) month of receipt of “MSL”’s Rake Schedule revision notice, in which the case the revisions to the Rake Schedule shall not apply with respect to “Golden Palace” or the Introduced Players and the existing Rake Structure shall continue to apply until the effective termination date of this Agreement. “Golden Palace” shall not have the right to terminate this Agreement under this section if its authorized representative shall have previously provided “Golden Palace”’s written agreement to the revised Rake Schedule.

3.	GRANT OF LICENCE

3.1
Throughout the term of this Agreement and subject to the terms and conditions contained herein, MSL hereby grants to “Golden Palace” a worldwide, non-exclusive, non-transferable license to use and to grant to Introduced Players the right to use the Software, and to distribute and transmit the Software to Introduced Players.

3.2
Option to Opt Out of Aggregation Server. At any time during the term of this Agreement, “Golden Palace” shall have the option, in its sole and unfettered discretion and upon giving writing notice to “MSL”, to license the System in order to operate the System on its own server and to cease participating in Mahjong Games aggregated with other Partners. Upon such notice, “MSL” shall deliver the System to “Golden Palace” and “MSL” shall be deemed to have granted to “Golden Palace” a worldwide, non-exclusive, non-transferable license to operate the System throughout the Term of this Agreement. In such case, all of the terms of this Agreement shall continue to apply except that there shall be no Float (and any Float Amount shall be immediately returned to “Golden Palace”) and no revenue sharing with other Partners. Further, “Golden Palace” shall be entitled to make modifications or enhancements to the System provided they do not negatively affect the performance of the System, and any such modifications or enhancements shall be owned by “Golden Palace”.

3.3	“Golden Palace” shall be permitted to sub-license the rights granted to it pursuant to this Agreement to any of its wholly-owned subsidiaries.

4.	RIGHT OF PARTICIPATION IN REVENUE SHARING

4.1	The Parties agree that other Partners may participate in revenue sharing with "MSL" in a similar manner to that contemplated in this Agreement.

5. RIGHT AND OBLIGATIONS OF MSL

"MSL" shall:

5.1	Have the right to use third parties to perform any of these rights and obligations, upon prior written notice to “Golden Palace”;

5.2	Ensure that it is legally authorized to provide the Mahjong Games;

5.3	Ensure that all transactions in respect of its obligations in terms of this Agreement are conducted in the Currency as defined in the systems specifications;

5.4	Settle all net differences between Partners on a monthly basis within thirty (30) days of the end of each month (the “Settlement Date”) by,

5.4.1	in the event that the Float is less than the Float Amount, instructing a Partner to remit funds to return the Float to the Float Amount;

5.4.2	in the event that the Float is greater than the Float Amount, paying the Partner the excess amount;

5.5	Provide monthly report of Float movements and provide real-time access to financial and game information;

5.6
On or before each monthly Settlement Date, “MSL” will advise “Golden Palace” of the aggregate positive or negative Cross-Cage Flow to be added to or subtracted from its Float for the previous month. These amounts represent the settlements among cages to reflect inter-cage activity. A negative Cross-Cage flow represents a decrease in the overall funds of its cage and a positive Cross-Cage flow represents an increase in the overall funds of its cage;

5.7	Hold the Float Amount in trust for "Golden Palace" in a trust account segregated from any other funds, and return all amounts that are not spent in the case of cancellation to "Golden Palace";

5.8	Monitor the Float Amount and inform "Golden Palace" if it is insufficient for the current play rate;

5.9	Keep full and proper books of accounts and records showing clearly all transactions relating to "MSL"'s obligations in respect of this Agreement;

5.10
Allow any person authorized by "Golden Palace" to have access at all reasonable times to "MSL"'s premises for the purposes of inspecting the books and records pertaining to “Golden Palace” and “MSL” (which shall include but not be limited to all records and statements pertaining to the account in which the Float is held), the System database and information pertaining to Mahjong Game play to the extent that this is necessary to ensure "Golden Palace"’s interests are being protected as provided for in this Agreement;

5.11
Provide all computer components, equipment and software needed to provide the electronic system to operate the Mahjong Games, including back office systems that may be accessed by "Golden Palace" support staff to provide player support;

5.12
Implement, provide and monitor systems 7/24 to prevent collusion and dumping by players of the Mahjong Games (“Collusion Tools”) which include but are not limited to server side rating of play quality; update the Collusion Tools on an ongoing basis where appropriate; and provide “Golden Palace” with real-time reporting and access to the Collusion Tools and the data collected pursuant thereto;

5.13	Provide support and service to "Golden Palace" for technical and software issues, in accordance with the Service Level Agreement attached hereto as Schedule 2;
5.14	Confirm that "MSL" has no right to communicate with, nor ownership of, Introduced Players or any personal information related thereto; and

5.15
Reimburse and indemnify and save “Golden Palace” harmless (either by way of credit against future Royalties or by payment by “MSL” to “Golden Palace”) from and against any and all chargebacks or other losses or damages incurred or suffered by “Golden Palace” which “Golden Palace” has reasonably concluded, using the Collusion Tools, to be as direct result of intercage dumping or collusion between an Introduced Player and a non-Introduced Player.

6.	MSL REPRESENTATIONS AND WARRANTIES

“MSL” hereby represents and warrants that:

6.1	it or its Affiliates owns all right, title and interest in and to the Software and the System;

6.2	that it has the necessary capacity and authority to enter into this Agreement and the sufficient rights and authority to grant to “Golden Palace” the licenses contemplated by this Agreement;

6.3	that the Software and the System are free of defects and shall perform as intended and as represented to “Golden Palace”.

7.	RIGHTS AND OBLIGATIONS OF "GOLDEN PALACE"

"Golden Palace" shall:

7.1	Promote the Mahjong Games and be responsible for all associated costs;

7.2	Not bring "MSL" into disrepute by marketing or selling the Mahjong Games in any fashion deemed to be illegal or undesirable;

7.3	Use best endeavors to ensure that its activities do not violate the laws of any country;

7.4	Inform "MSL" as soon as possible of any legal difficulties that are encountered in respect of the promotion of the Mahjong Games;

7.5
Be responsible for all costs incurred by "Golden Palace " for their own account in the software integration, it being understood that "MSL" shall undertake and bear all of the costs to be incurred in facilitating the initial integration of the System;

7.6	Be responsible for and bear all costs with relation to the player relationship including:

7.6.1	Acquiring funds into players’ accounts that may be subsequently used for the Mahjong Game,
7.6.2	Providing customer support to players,
7.6.3	Settlement of player withdrawals,
7.6.4	Managing and funding where necessary any shortfalls through charge backs or fraud,
7.6.5	Provision of all software and hardware systems associated with the player relationship;

7.7	Pay an initial License Fee as per Schedule 1;

7.8
Deposit funds with "MSL" to establish the Float. The Float will cover the expected maximum deficit that would be realized in the course of one (1) month, such float to be adjusted where necessary during the course of the month in good time to avoid players being refused games. The initial float amount is set as per Schedule 1.

7.9
Not enter into agreement, offer or implement the game of Mahjong with any other software provider during the Initial Term, save and except for the skill-based version of Mahjong currently offered by “Golden Palace” pursuant to an existing license agreement with SkillJam Technologies Corporation.

8.	INTELLECTUAL PROPERTY RIGHTS

8.1	"Golden Palace" shall not acquire any right, title or interest in any copyright or other intellectual property rights in the Mahjong Games by virtue of this Agreement;

8.2
"MSL" shall not acquire any right, title or interest in any copyright or other intellectual property rights in "Golden Palace"’s trademarks, trade names, copyrights and other rights used or embodied in or in connection with its activities.

9.	VALIDITY

9.1	If any provision of this Agreement is found or held to be invalid or unenforceable, the validity and enforceability of all the other provisions of this Agreement will not be affected thereby.

10.	CONFIDENTIALITY

10.1
"MSL" shall hold in confidence all Confidential Information received and not divulge the Confidential Information to any person, including any of its personnel, save for parties directly involved with the execution of this Agreement.

10.2	"Golden Palace" shall have full rights to and access to the Confidential Information.

10.3
MSL shall prevent disclosure of the Confidential Information, except as may be required by law, in which case MSL shall give at least ten (10) days prior written notice to “Golden Palace” of the required disclosure.

10.4	"MSL" shall ensure that each staff member or external party having access to Confidential Information is bound by individual non-disclosure agreements.

10.5
“Golden Palace” shall hold in confidence all MSL Confidential Information received and not divulge same to any person, including any of its personnel, save for parties directly involved with the execution of this Agreement. “Golden Palace” shall prevent disclosure of the MSL Confidential Information it receives, except as may be required by law, in which case “Golden Palace” shall give at least ten (10) days prior notice to “MSL” of the required disclosure.

10.6	“Golden Palace” shall ensure that each staff member or external party having access to MSL Confidential Information is bound by individual non-disclosure agreements.

11.	TERMINATION OF AGREEMENT

11.1
This Agreement may be terminated with immediate effect by "MSL" in the event of "Golden Palace" not complying with the "MSL" requirements in terms of clause 7.2. This clause shall not be unreasonably invoked.

11.2	Each party may terminate this Agreement by written notice to the other Party in accordance with clause 2.2 after the Initial Term.

11.3
Either Party may terminate this Agreement by written notice if the other is in breach of any of the obligations of this Agreement and fails to remedy such breach within thirty (30) days after written notice to do so has been dispatched by the other Party.

11.4	Either Party may terminate this Agreement immediately and without notice if:

11.4.1	the other enters into a composition with its creditors;

11.4.2	an order is made for the winding up of the other;

11.4.3
an effective resolution is passed for the winding up of the other (other than for the purposes of amalgamation or reconstruction on terms approved by the first Party (such approval not to be unreasonably withheld)); or

11.4.5	the other has a receiver, manager, administrative receiver or administrator appointed in respect of it.

11.5	Effect of Termination

The termination of the Agreement, for whatever reason, shall not affect the rights of either of the parties:

11.5.1	that may have accrued before the termination of the Agreement; or

11.5.2	which specifically or by their nature survive the termination of the Agreement.

11.6
On termination, "MSL" will provide to "Golden Palace", all copies of the Confidential Information in its possession and shall not retain the Confidential Information in any form whatsoever, except where required by law or order of any tribunal of competent jurisdiction.

11.7	"MSL" shall destroy all copies of Confidential Information relating to "Golden Palace" once it is no longer required to be kept.

11.8	The provisions of sections 11.6 and 11.7 hereinabove shall apply mutatis mutandis to “Golden Palace” in respect of MSL Confidential Information.

12.	DOMICILIUM

The Parties elect the following addresses as their respective domicilium citandi et executandi:

12.1	"Golden Palace":
Golden Palace Limited
Milburne House
P.O. Box W1716
Old Parham Road
St. Johns, Antigua

12.2	"MSL":
Mahjong Systems Limited
Britannic House
Providenciales
Turks and Caicos Islands
B.W.I

12.3
Either of the Parties may change its domicilium citandi et executandi to another address within the same country, by way of a notice to the other party to this Agreement, provided that such a notice is received by the addressee, at least 7 (seven) calendar days prior to such a change taking effect.

13.	NOTICES

The Parties elect the following addresses at which all notices and other communications must be delivered for the purposes of this Agreement:

13.1	"Golden Palace":
13.1.1	By hand at:
Milburne House
P.O. Box W1716
Old Parham Road
St. Johns, Antigua
For the attention of: Richard Rowe

13.1.2	With a copy to:
Cyber World Group
6550 Cote de Liesse
Montreal, Quebec
H4T 1E8
For the attention of: Steve Baker, CEO

13.2	"MSL":
13.2.1	By hand at:
Brittanic House, Providenciales
Turks and Caicos Islands, B.W.I.
For the attention of: The President

13.2.2	With a copy to:
Dynasty Gaming Inc.
759 Square Victoria, Suite 300
Montreal, Quebec, H2Y 2J7
For the attention of: Mr. Albert Barbusci

13.3	Any notice or communication required or permitted to be given in terms of this Agreement shall only be valid and effective if it is in writing.

13.4
Any notice addressed to either of the Parties and contained in a correctly addressed envelope and sent by registered post to it at its chosen address or delivered by hand at its chosen address to a responsible person on any day of the week between 09h00 and 16h00, excluding Saturdays, Sundays and public holidays, shall be deemed to have been received, unless the contrary is proved, if sent by registered post, on the fourteenth calendar day after posting and, in the case of hand delivery, on the day of delivery.

13.5	Any notice sent by telefax to either of the Parties at its telefax number shall be deemed, unless the contrary is proved, to have been received:

13.5.1	if it is transmitted on any day of the week between 09h00 and 16h00, excluding Saturdays, Sundays and public holidays, within 2 (two) hours of transmission;

13.5.2
if it is transmitted outside of these times, within two hours of the commencement of the next day of the week between 09h00 and 16h00, excluding Saturdays, Sundays and public holidays, after it has been transmitted.

14.	FORCE MAJEURE

14.1	Neither of the Parties shall be liable for a failure to perform any of its obligations insofar as it proves:

14.1.1	that the failure was due to an impediment beyond its control;
14.1.2	that it could not reasonably be expected to have taken the impediment and its effects upon the party’s ability to perform into account at the time of the conclusion of this Agreement; and
14.1.3	that it could not reasonably have avoided or overcome the impediment or at least its effects.

14.2	An impediment, as aforesaid, may result from events such as the following, this enumeration not being exhaustive:

14.2.1	war, whether declared or not, civil war, civil violence, riots and revolutions, acts of sabotage;
14.2.2	natural disasters such as violent storms, cyclones, earthquakes, tidal waves, floods, destruction by lightning;
14.2.3	explosions, fires, destruction of machines, factories and any kind of installations;
14.2.4	boycotts, strikes and lockouts of all kinds, go-slows, occupation of factories and premises and work stoppages;
14.2.5	acts of authority, whether lawful or unlawful, apart from acts from which the party seeking relief has assumed the risk by virtue of any other provisions of this Agreement.

14.3
For the purposes of this clause “impediment” does not include lack of authorisations, of licences, of permits or of approvals necessary for the performance of this Agreement and to be issued by the appropriate public authority.

14.4
Relief from liability for non-performance by reason of the provisions of this clause shall commence on the date upon which the party seeking relief gives Notice of the impediment relied upon and shall terminate upon the date upon which such impediment ceases to exist; provided that if such impediment continues for a period of more than sixty (60) days either of the Parties shall be entitled to terminate this Agreement.

15.	ENTIRE AGREEMENT AND VARIATIONS

15.1
This Agreement including schedule 1 constitutes the whole agreement between the Parties and supersedes all prior verbal or written agreements or understandings or representations by or between the Parties regarding the subject matter of this Agreement, and the Parties will not be entitled to rely, in any dispute regarding this Agreement, on any terms, conditions or representations not expressly contained in this Agreement.

15.2	No variation of or addition to this Agreement will be of any force or effect unless reduced to writing and signed by or on behalf of the Parties.

15.3	Neither party to this Agreement has given any warranty or made any representation to the other party, other than any warranty or representation that may be expressly set out in this Agreement.

16.	RELAXATION

No indulgence, leniency or extension of a right, which either of the Parties may have in terms of this Agreement, and which either party (“the grantor”) may grant or show to the other party, shall in any way prejudice the grantor, or preclude the grantor from exercising any of the rights that it has derived from this Agreement, or be construed as a waiver by the grantor of that right.

17.	WAIVER

No waiver on the part of either party to this Agreement of any rights arising from a breach of any provision of this Agreement will constitute a waiver of rights in respect of any subsequent breach of the same or any other provision.

18.	SEVERABILITY

In the event that any of the terms of this Agreement are found to be invalid, unlawful or unenforceable, such terms will be severable from the remaining terms, which will continue to be valid and enforceable.

19.	DRAFTING COSTS

Each of the Parties shall bear its own cost incurred as a result of the negotiation, drafting and finalisation of this Agreement, which shall include, but not be limited to, all legal fees.

20.	GOLDENPALACEMAHJONG.COM

"MSL" undertakes and agrees, upon payment of the initial licensing fee provided for in Schedule 1 hereof, to transfer to “Golden Palace” forthwith the proprietary rights to the URL domain names "Goldenmahjong.com", “Mahjongpalace.com” , as well as derivatives thereof including any other URL domain names owned by “MSL” or any of its Affiliates which contain “golden” and/or “palace”, and to sign any and all further deeds and/or documents necessary in order to give effect to the foregoing forthwith.

21.	GOVERNING LAW

The validity and interpretation of this Agreement will be governed by the laws of Antigua.

22.	ASSIGNMENT/TRANSFER

Either party shall be entitled to assign or transfer to its Affiliates its rights and obligations pursuant to this Agreement upon written notice to the other party hereto. A transfer or assignment other than to an Affiliate shall require prior written notice to the other party hereto, along with a written acknoweldgement by the transferee / assignee that they agree to be bound by the terms and conditions of this Agreement.

I, Richard Rowe, the undersigned, herewith confirm that my position within "Golden Palace" is that of Chief Executive Officer and state that I am duly authorized to enter into this Agreement, which I herewith do, on this the ______________
by signing this Agreement, for and on behalf of "Golden Palace".

Witnesses:
1

2	Signature on behalf of Golden Palace Limited

I, Adriaan Brink, the undersigned, herewith confirm that my position within the Mahjong Systems Limited is that of Director and state that I am duly authorized to enter into this Agreement, which I herewith do, on this the ________________
by signing this Agreement, for and on behalf of the "MSL".

Witnesses:
1

2	Signature on behalf of Mahjong Systems Limited

Schedule 1

Revenue Share, License Fees and Initial Float Amount (All Dollar amounts in US Dollars)
Initial Float Amount (payable upon launch of the service)	US$ 10,000
Initial Licensing Fee of $US $10,000, payable upon launch of the service, which shall be an advance against Royalties due and owing by “Golden Palace” pursuant to this Agreement	US$ 10,000

For the purpose of this Schedule 1, “launch of the service” shall have occurred when the Mahjong Games are made available to the public for real money play, but in no case later than thirty (30) days after “Golden Palace” has confirmed, in writing and in its discretion, that the System integration testing is complete and acceptable to “Golden Palace”.

Monthly Net Rake (USD)	Royalty
on the first 10,000 - 10,000	$10,000USD or 10,000% (which ever is less), with a minimum monthly Royalty of $10,000
on the next 10,000- 10,000	10,000%
on the next 10,000 - 10,000	10,000%
10,000and over (no cap)	10,000%

For Examples:

- For monthly Net Rake of $10,000, Royalty is ($10,000x 10,000%) $10,000

- For monthly Net Rake of $10,000, Royalty is $10,000

- For monthly Net Rake of $10,000, Royalty is $10,000

- For monthly Net Rake of $10,000, Royalty is ($10,000+ $10,000) $10,000.

Schedule 2 - Service Level Agreement

Production Problem Response

For the purposes of this Agreement, Production Problems with the MSL System are defined as problems that disrupt Introduced Players' normal ability to use the System for real money gaming and/or disrupt the ability of “Golden Palace” Customer Service Staff to support Introduced Players’ ability to play the Mahjong Games.

Production Problems are further segregated into two categories: Severity 1 Production Problems and Severity 2 Production Problems.

Severity 1 Production Problems:

Production Problems which effect one hundred (100) or more Introduced Players shall be designated as Severity 1 Production Problems. MSL will ensure that it has technical support resources available on a 24 hour-a-day 7 day-a-week basis to respond to Severity 1 Production Problems. MSL will provide and maintain a list of "on call" resources to “Golden Palace”. MSL will provide telephone numbers or equivalent (pager numbers) to “Golden Palace” for use in contacting both the on-call MSL Technical Resource and the on-call MSL Manager. MSL warrants that it will respond to a Severity 1 Production Problem notification within 15 minutes. Further MSL warrants that it will implement automatic escalation to the on-call manager in the event that the on-call technical resource fails to respond within the warranted 15 minute period. MSL warrants that it will assign and manage all of its personnel to resolve Severity 1 Production Problems. MSL will provide “Golden Palace” with a written detailed post-mortem review of all Severity 1 Production Problems with descriptions of the problem symptoms, causes, corrective actions and remedial actions to prevent future occurrence.

Severity 2 Production Problems:

Production Problems which effect less than one hundred (100) players are defined as Severity 2 Production Problems. MSL will provide “Golden Palace” with a mechanism to notify MSL of the existence of Severity 2 Production Problems in writing. MSL warrants that it will acknowledge receipt of a Severity 2 Production Problem within 8 hours of “Golden Palace” notification. MSL warrants that it will notify “Golden Palace” of its plan for corrective action within 24 hours of receipt of “Golden Palace” notification. It is understood by both parties that such plan may involve additional data collection by both parties.  MSL warrants that it will use it best efforts to resolve Severity 2 Production Problems within 7 days of notification by “Golden Palace”. MSL will provide “Golden Palace” management with a written detailed post-mortem review of all Severity 2 Production Problems with descriptions of the problem symptoms, causes, corrective actions and remedial actions to prevent future occurrence.

Qualified Service Interruptions

A “Service Interruption” is an unscheduled event caused by defect(s) in the Software, the System and/or the action(s) of MSL personnel (“Internal Factors”) that disrupt the Mahjong Game play of more than one hundred (100) Introduced Players for a period of time lasting more than thirty (30) seconds. For purposes of this provision, Mahjong Game play includes the ability: to login to the Mahjong Game room; to take a seat at a table; and/or to play the Mahjong Game. In determining the number of Service Interruptions, the following are each considered part of the initial Service Interruption: degradation in service immediately following a response to a Service Interruption; or subsequent outages within a 4 hour period if they are a direct result of the initial Service Interruption or the response to the initial Service Interruption. Scheduled events that do not constitute a Service Interruption include any properly notified scheduled maintenance event or Upgrade implementation. Disruptions caused by other than Internal Factors (“External Disruptions”) are not Service Interruptions and an emergency maintenance event in response to an External Disruption shall also not be deemed a Service Interruption. Whether or not included as a Service Interruption, all operational incidents will be documented by MSL.

A “Qualified Service Interruption” is a Service Interruption that has been reported and qualified in accordance with this Schedule 2. Regardless of when it is determined that a Service Interruption qualifies as a Qualified Service Interruption, the date of the interruption is always the calendar date of the earliest disruption giving rise to the Service Interruption. “Golden Palace” shall notify MSL in writing within 5 days of a suspected Service Interruption, which notice shall be accompanied by supporting data of qualification such as logs, statistics or reports that indicate the event occurred and was of the duration and severity that qualifies it as a Service Interruption. If MSL does not dispute such notice within 5 days, then the noticed Service Interruption shall constitute a Qualified Service Interruption. If MSL timely gives notice of dispute, then management of MSL and “Golden Palace” shall first seek to resolve such dispute through negotiation and, if negotiation is unsuccessful, the dispute shall be settled by arbitration, each party being required to submit supporting data to the arbitrator(s). Any data presented by one party and not contested by data presented by the other party shall be deemed accurate by the arbitrator(s), provided that each party must provide the other party and the arbitrator(s) with data as requested by the other party and the arbitrator(s) to the extent such requested data is reasonably available. The arbitrator(s), based upon the evidence submitted in accordance with this section shall determine whether or not a Service Interruption occurred that is not the subject of a prior Qualified Service Interruption. If the arbitrator(s) determine that a unique Service Interruption occurred, then such Service Interruption shall be deemed a Qualified Service Interruption.

In the event that there are between 2 and 5 Qualified Service Interruptions in a calendar month, then the penalty for such Qualified Service Interruptions shall be that the Royalty for such month shall be calculated by excluding “Golden Palace”’s Net Rake for each day in which any Qualified Service Interruption occurred. Accordingly, there is no penalty for the first Qualified Service Interruption in a month and if two or more Qualified Service Interruptions occurred in the same day, only that one day will be excluded pursuant to this section.

In the event that there are more than 5 Qualified Service Interruptions in a calendar month, then the penalty for such Qualified Service Interruptions shall be that the Royalty for such month shall be calculated on the basis of 50% of “Golden Palace”’s Net Rake for such month.

In the event that there are two consecutive calendar months each with more than 5 Qualified Service Interruptions, then “Golden Palace” shall be entitled to terminate this Software Licensing Agreement immediately without notice.

The parties will attempt to resolve any issues concerning the existence of a Qualified Service Interruption within the calendar month during which the Service Interruption is alleged to have occurred.

Schedule 3 - Rake Schedule

10%  of the payment made to the winning player by the losing players.